EXHIBIT 99.1

AGRIUM INC.

THIRD QUARTER 2017

NEWS RELEASE

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium Reports Third Quarter Results

November 7, 2017—ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today its 2017 third quarter results, with a net loss from continuing operations of $69-million ($0.52 diluted loss per share) compared to a net loss from continuing operations of $38-million ($0.28 diluted loss per share) in the third quarter of 2016. The third quarter results were driven by lower overall sales volumes and higher cost of product sold related to several scheduled maintenance turnarounds and higher share-based payments due to a year-to-date total shareholder return of 10 percent at September 30th.

Highlights:

•	2017 third quarter loss from continuing operations, adjusted for items not included in guidance, was $27-million or $0.23 diluted loss per share (see page 2 for adjusted net earnings (loss) and guidance relevant earnings (loss) reconciliations).

•	Wholesale conducted a number of scheduled maintenance turnarounds this quarter, some of which took longer than expected, but operating rates are now back at normal levels.

•	The Retail business unit reported a 9 percent increase in EBITDA[1] this quarter, despite the impact of severe dry weather in Australia and Canada. U.S. Retail earnings were up 22 percent as contributions from acquisitions and stronger proprietary sales more than offset the impact of severe hurricanes in the southern U.S.

•	Retail made additional acquisitions in the third quarter with Southern States Cooperative in Georgia and Florida (20 locations). Year-to-date, Retail has purchased 38 locations with estimated annual revenues of approximately $250-million.

•	Agrium has updated our 2017 annual guidance to a range of $4.65 to $4.80 diluted earnings per share from continuing operations, primarily reflecting lower volumes resulting from facility downtime (see page 4 for guidance assumptions and further details).

•	Agrium recently completed the sale of our Conda phosphate and North Bend nitric acid facilities and the merger recently received regulatory approval in China. The sale of the Agrium assets are being reviewed by the U.S. Federal Trade Commission and is the only remaining approval required on the merger. The parties still expect the close of the merger by the end of the fourth quarter of 2017.

•	A loss of $182-million, net of tax was recorded in discontinued operations associated with the sale of Conda.

“Our results this quarter were impacted by a particularly intense summer maintenance schedule, extreme dry weather in Canada and Australia and the two hurricanes in the southern U.S. Looking at the fall season and into 2018, we see solid grower demand for fertilizer and other crop inputs, and expect fertilizer markets to demonstrate continued strength,” commented Chuck Magro, Agrium’s President and CEO. “The sale of Conda and North Bend and China’s recent regulatory approval are significant steps toward completing the merger with PotashCorp by year end and we are excited to move forward as Nutrien in 2018,” added Mr. Magro.

[1]	Net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations.

ADJUSTED NET EARNINGS (LOSS) AND GUIDANCE RELEVANT EARNINGS (LOSS) RECONCILIATIONS

	Three months ended			Nine months ended
	September 30, 2017			September 30, 2017
		Net earnings (loss) from continuing			Net earnings (loss) from continuing
		operations			operations
		impact			impact
(millions of U.S. dollars, except per share amounts)	Expense	(post-tax)	Per share (a)	Expense	(post-tax)	Per share (a)
		(69)	(0.52)		475	3.40

Adjustments:
Share-based payments	40	29	0.21	40	29	0.21
Foreign exchange loss (gain) net of non-qualifying derivatives	7	5	0.03	11	8	0.06
Merger and related costs	11	8	0.05	42	30	0.22
Impact of Egyptian pound devaluation on investee earnings	—	—	—	(16)	(11)	(0.08)

Adjusted net earnings (loss) (b)		(27)	(0.23)		531	3.81
Gain on sale of assets	—	—	—	(7)	(5)	(0.04)

Guidance relevant earnings (loss) (b)		(27)	(0.23)		526	3.77

(a)	Diluted per share information attributable to equity holders of Agrium.
(b)	Forecasted annual tax rate of 28.5 percent was used for the adjusted net earnings (loss), guidance relevant earnings (loss) and per share calculations. These are non-IFRS measures which represent net earnings (loss) adjusted for certain income (expenses) that are considered to be non-operational in nature. We believe these measures provide meaningful comparison to our guidance by eliminating share-based payments expense (recovery), gains (losses) on foreign exchange and related gains (losses) on non-qualifying derivative hedges and significant non-operating, non-recurring items. Our guidance is forward-looking information. We present guidance relevant earnings (loss) per share to provide an update to this previously disclosed forward-looking information. These should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS and may not be directly comparable to similar measures presented by other companies.

MARKET OUTLOOK

Agriculture and Crop Input Fundamentals

•	Mild temperatures and timely precipitation in key areas of the U.S. Corn Belt stabilized and improved U.S. corn and soybean crops, leading to increased yield forecasts and a seasonal decline in prices. The United States Department of Agriculture (“USDA”) projects that national average U.S. corn yields will be just under 172 bushels per acre, which would be down from the record yields in 2016, but the second highest in history. Grower economics are similar to last year.

•	We expect a normal fall application season in North America, even though corn harvest is behind average levels for this time of year. There has been relatively widespread rain across dry areas of the U.S. Corn Belt over the past month, which is expected to support an average to above-average fall application season.

•	A key region to monitor in the months to come is the dryness in parts of Brazil which is delaying soybean planting. Drought has also been a problem in Australia, where the USDA projects wheat production will decline by 36 percent in 2017/18.

Nitrogen Outlook

•	Nitrogen prices have rallied in recent months, with benchmark urea prices increasing by more than 50 percent since July. This has been due largely to weak Chinese urea exports, which in combination with robust Indian import demand has significantly tightened the global supply and demand balance. Chinese urea exports were down 53 percent or close to four million tonnes year-over-year through the end of September. Chinese production rates remain at low levels, despite higher global urea prices, partly due to the substantial increase in coal prices.

•	Indian urea imports have been strong and the prospects for the remainder of 2017 are positive as there has been a significant drawdown in Indian urea inventories in 2017. Looking ahead to 2018, there are some risks to Indian demand, including the Direct Benefit Transfer program, which will provide the urea subsidy to the grower at the point of sale as opposed to being provided to the upstream distributor. In addition, the Indian government has indicated that the allowable urea bag size will be reduced from 50 kilograms to 45 kilograms, which may negatively impact urea application rates.

•	The U.S. urea trade balance turned positive from June to August 2017, as offshore urea exports exceeded offshore imports by 5 percent during the slower seasonal demand period. However, a seasonal urea deficit in the U.S. is expected in late 2017 and/or early 2018 which should lend support to prices. Taking into account all these factors we expect the nitrogen market to remain relatively tight through into the spring of 2018.

Potash Outlook

•	Global potash shipments have shown continued strength, which has led most global benchmarks to increase. Trade into key markets has remained at high levels as imports on a year-to-date basis are up 12 percent in Brazil, 36 percent in India and 28 percent in China over the same period last year.

•	Producers have increased production but have remained comfortably sold forward, which we expect to lead to relatively low producer potash inventories at the end of 2017. We expect there to be limited supplies available from new capacity for the remainder of 2017 and into the first half of 2018 and anticipate an annual average growth in potash demand of approximately 3 percent in 2018.

•	U.S. offshore imports of potash are also on a record pace, which is indicative of the strong demand in the market. While fall applications are always dependent on weather conditions and harvest pace, current prices are still affordable and are expected to support strong demand.

Phosphate Outlook

•	Phosphate export prices have strengthened due to tightened export availability from China and the impacts of Hurricane Irma on Florida production and inventories.

•	Finished phosphate import demand has been mixed as demand continues to be strong in Pakistan and is up year-over-year in Brazil, but Indian imports have continued to be lower than expected, which is expected to tighten domestic inventories and support imports in 2018 assuming import economics improve.

•	Key raw material costs have increased significantly in recent months as ammonia prices have increased between 40 and more than 70 percent, while sulfur prices have increased between 40 and more than 120 percent.

2017 ANNUAL GUIDANCE

Based on our assumptions set out under the heading “Market Outlook”, Agrium expects to achieve annual diluted earnings per share from continuing operations of $4.65 to $4.80 in 2017 compared to our previous estimate of $4.75 to $5.25 per share. We have reduced our annual guidance range to reflect the lost production volumes in the third quarter and the impact of challenging weather conditions on our Retail operations, particularly those areas impacted by hurricanes. We have also narrowed the range width encompassing approximately $30-million of EBITDA variability.

We have updated our Retail EBITDA range between $1.160-billion to $1.190-billion compared to our previous guidance of $1.150-billion to $1.20-billion, while our estimate for Retail crop nutrient sales volumes has been reduced to between 9.9 million and 10.2 million tonnes in 2017.

Based on our expected utilization rate for our nitrogen assets, we are updating our nitrogen production range to between 3.3 and 3.4 million tonnes. Our earnings per share guidance assumes NYMEX gas prices will average between $2.95 and $3.15 per MMBtu for 2017.

We have also revised our expected potash production range for 2017 to between 2.4 and 2.5 million tonnes.

Total capital expenditures in 2017 are expected to be in the range of $650-million to $700-million, of which approximately $425-million to $475-million is expected to be sustaining capital expenditures.

Agrium’s annual effective tax rate for 2017 on continuing operations is expected to range between 27 and 29 percent.

This guidance and updated additional measures and related assumptions are summarized in the table below. Guidance excludes the impact of share-based payments expense (recovery), gains (losses) on foreign exchange and non-qualifying derivative hedges, and merger related costs. Except as described under the heading “Market Outlook”, volumetric and earnings estimates assume normal seasonal growing and harvest patterns in the geographies where Agrium operates.

2017 ANNUAL GUIDANCE RANGE AND ASSUMPTIONS

	Annual
	Low	High
Diluted EPS from continuing operations (in U.S. dollars)	$4.65	$4.80
Guidance assumptions:
Wholesale:
Production tonnes:
Nitrogen (millions)	3.3	3.4
Potash (millions)	2.4	2.5
Retail:
EBITDA (millions of U.S. dollars)	$1,160	$1,190
Crop nutrient sales tonnes (millions)	9.9	10.2
Other:
Tax rate	29%	27%
Sustaining capital expenditures (millions of U.S. dollars)	$425	$475
Total capital expenditures (millions of U.S. dollars)	$650	$700

November 7, 2017

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (MD&A) is prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the third quarter of 2017 (three months ended September 30, 2017) and for the nine months ended September 30, 2017 are against results for the third quarter of 2016 (three months ended September 30, 2016) and nine months ended September 30, 2016. All dollar amounts refer to United States (U.S.) dollars except where otherwise stated. The financial measure net earnings (loss) before finance costs, income taxes, depreciation and amortization and net earnings (loss) from discontinued operations (EBITDA) used in this MD&A is not prescribed by IFRS. Our method of calculation may not be directly comparable to that of other companies. We consider this non-IFRS financial measure to provide useful information to both management and investors in measuring our financial performance. This non-IFRS financial measure should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS. Please refer to the section entitled “Non-IFRS Financial Measures” of this MD&A for further details, including a reconciliation of each such measure to its most directly comparable measure calculated in accordance with IFRS.

The following interim MD&A is as of November 7, 2017 and should be read in conjunction with the Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2017 (the “Condensed Consolidated Financial Statements”), and the annual MD&A and consolidated financial statements for the year ended December 31, 2016 included in our 2016 Annual Report to Shareholders. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews and, prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. No update is provided to the disclosure in our annual MD&A except for material information since the date of our annual MD&A. In respect of Forward-Looking Statements, please refer to the section titled “Forward-Looking Statements” in this MD&A.

2017 Third Quarter Operating Results

CONSOLIDATED NET EARNINGS

Financial Overview

(millions of U.S. dollars, except per share amounts and where noted)	Three months ended September 30,				Nine months ended September 30,
	2017	2016 (a)	Change	% Change	2017	2016 (a)	Change	% Change
Sales	2,382	2,192	190	9	11,316	11,219	97	1
Gross profit	557	568	(11)	(2)	2,642	2,630	12	—
Expenses	578	553	25	5	1,748	1,704	44	3
Net (loss) earnings before finance costs, income taxes and net earnings (loss) from discontinued operations	(21)	15	(36)	(240)	894	926	(32)	(3)
Net (loss) earnings from continuing operations	(69)	(38)	(31)	82	475	515	(40)	(8)
Net (loss) earnings from discontinued operations	(182)	(1)	(181)	18,100	(178)	14	(192)	(1,371)
Net (loss) earnings	(251)	(39)	(212)	544	297	529	(232)	(44)
Diluted (loss) earnings per share from continuing operations	(0.52)	(0.28)	(0.24)	86	3.40	3.70	(0.30)	(8)
Diluted (loss) earnings per share from discontinued operations	(1.32)	(0.01)	(1.31)	13,100	(1.29)	0.10	(1.39)	(1,390)
Diluted (loss) earnings per share	(1.84)	(0.29)	(1.55)	534	2.11	3.80	(1.69)	(44)
Effective tax rate (%)	30.3	27.4	3	N/A	28.9	28.4	1	N/A

(a)	Certain amounts have been restated as a result of discontinued operations.

Sales and Gross Profit

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2017	2016 (a)	Change	2017	2016 (a)	Change
Sales
Retail	2,067	1,857	210	10,014	9,938	76
Wholesale	443	445	(2)	1,825	1,834	(9)
Other	(128)	(110)	(18)	(523)	(553)	30

	2,382	2,192	190	11,316	11,219	97

Gross profit
Retail	518	482	36	2,251	2,163	88
Wholesale	46	84	(38)	384	421	(37)
Other	(7)	2	(9)	7	46	(39)

	557	568	(11)	2,642	2,630	12

(a)	Certain amounts have been restated as a result of discontinued operations.

•	Retail’s sales and gross profit primarily increased in the third quarter and first nine months of 2017 compared to the same periods last year as a result of higher crop protection product sales and related application services and recent acquisitions.

•	Wholesale’s sales for the third quarter and first nine months of 2017 were flat compared to same periods last year, while gross profits were lower. Realized selling prices for nitrogen decreased while potash selling prices increased consistent with benchmark prices. Cost of product sold was higher due to several scheduled maintenance turnarounds in our production facilities and higher natural gas input costs.

Expenses

•	Selling expense as a percentage of sales was consistent for the third quarter and first nine months of 2017 compared to the same periods last year, while general and administrative expenses were flat.

•	Share-based payments expense was higher by $35-million in the third quarter and $18-million for the first nine months of 2017 due to increases in our share price.

•	Our earnings from associates and joint ventures were consistent for the third quarter and the first nine months of 2017. For the first nine months of 2017, we recognized a foreign exchange gain in Misr Fertilizers Production Company S.A.E. (“MOPCO”) from the devaluation of the Egyptian pound in the first quarter of this year which was partially offset by a reversal of gas provision in Profertil S.A. (“Profertil”) recorded in the prior year.

•	Other expenses decreased by $29-million for the third quarter and $35-million for the first nine months of 2017. This decrease is primarily due to lower legal settlements in 2017 and losses incurred in 2016 related to a termination of a distribution agreement and cancellation of a Canpotex terminal. This was partially offset by costs incurred related to our merger with Potash Corporation of Saskatchewan (“PotashCorp”).

For further breakdown on Other expenses, see table below:

Other expenses breakdown

	Three months ended			Nine months ended
	September 30,			September 30,
(millions of U.S. dollars)	2017	2016 (a)	Change	2017	2016 (a)	Change
Loss on foreign exchange and related derivatives	7	2	5	11	10	1
Interest income	(17)	(20)	3	(43)	(49)	6
Environmental remediation and asset retirement obligations	2	4	(2)	1	9	(8)
Bad debt expense	8	3	5	37	32	5
Potash profit and capital tax	3	2	1	9	10	(1)
Merger and related costs	11	17	(6)	42	17	25
Other	2	37	(35)	12	75	(63)

	16	45	(29)	69	104	(35)

(a)	Certain amounts have been restated as a result of discontinued operations.

Depreciation and Amortization

Depreciation and amortization breakdown

	Three months ended September 30,
	2017				2016 (a)
	Cost of		General		Cost of		General
	product		and		product		and
(millions of U.S. dollars)	sold	Selling	administrative	Total	sold	Selling	administrative	Total
Retail	3	69	1	73	2	67	2	71
Wholesale
Nitrogen	16	—	1	17	16	—	—	16
Potash	21	—	—	21	22	—	—	22
Phosphate	3	—	—	3	4	—	—	4
Wholesale Other (b)	3	—	—	3	2	—	—	2

	43	—	1	44	44	—	—	44
Other	—	—	4	4	—	—	4	4

Total	46	69	6	121	46	67	6	119

	Nine months ended September 30,
	2017				2016 (a)
	Cost of		General		Cost of		General
	product		and		product		and
(millions of U.S. dollars)	sold	Selling	administrative	Total	sold	Selling	administrative	Total
Retail	6	205	4	215	5	197	4	206
Wholesale
Nitrogen	58	—	1	59	52	—	—	52
Potash	82	—	—	82	73	—	—	73
Phosphate	12	—	—	12	11	—	—	11
Wholesale Other (b)	10	—	1	11	9	—	1	10

	162	—	2	164	145	—	1	146
Other	—	—	13	13	—	—	10	10

Total	168	205	19	392	150	197	15	362

(a) Certain amounts have been restated as a result of discontinued operations.
(b) This includes ammonium sulfate, Environmentally Smart Nitrogen® (ESN) and other products.

•	Depreciation and amortization expense increased in the third quarter and first nine months of 2017 primarily due to the completion of our Borger nitrogen facility expansion. This was partially offset by lower sales and production volumes in the third quarter due to planned and unplanned outages at our facilities for which we calculate such expense on a units-of-production basis.

Effective Tax Rate

•	The effective tax rates for the third quarter and first nine months of 2017 are higher than the tax rates compared to the similar periods in 2016. The increase in the effective tax rate for the quarter is primarily due to the recognition of a previously unrecognized tax benefit and the increase in the effective tax rate for the first nine months of 2017 is due to a decrease in certain U.S. manufacturing tax deductions.

BUSINESS SEGMENT PERFORMANCE

Retail

	Three months ended September 30,
(millions of U.S. dollars, except where noted)	2017	2016	Change
Sales	2,067	1,857	210
Cost of product sold	1,549	1,375	174
Gross profit	518	482	36
EBIT	37	30	7
EBITDA	110	101	9
Selling and general and administrative expenses	489	469	20
Selling and general and administrative expenses as a % of sales (%)	23.7	25.3	(1.6)

•	Retail EBITDA increased by 9 percent compared to the same period last year, driven by higher sales volumes for crop protection products, nutrients and related application services; associated with organic growth and acquisitions. Total proprietary product sales as a percentage of total sales increased 1 percentage point compared to the same period last year.

•	Retail selling, general and administrative expenses were up slightly over last year due to acquisitions made in 2017 and in the prior year. Selling, general and administrative expenses as a percent of revenue were down year-over-year to 23.7 percent in the third quarter of 2017 compared to 25.3 percent for the same period last year.

•	Retail North American EBITDA increased 19 percent in the third quarter despite the impact from challenging weather conditions in the southern U.S. Year-to-date, the U.S. has seen a 5 percent increase in EBITDA and Canada a 3 percent increase. EBITDA for our International Retail operations decreased slightly this quarter compared to the same period last year, as Australia faced drought conditions which impacted crop protection sales in particular. South American results were also down slightly, primarily due to excessive moisture impacting nutrient applications.

Retail sales and gross profit by product line

	Three months ended September 30,
	Sales			Gross profit			Gross profit (%)
(millions of U.S. dollars, except where noted)	2017	2016	Change	2017	2016	Change	2017	2016
Crop nutrients	528	502	26	120	118	2	23	24
Crop protection products	1,117	983	134	243	226	17	22	23
Seed	59	59	—	21	22	(1)	36	37
Merchandise	187	175	12	29	29	—	16	17
Services and other	176	138	38	105	87	18	60	63

Crop nutrients

•	Total crop nutrient sales increased by 5 percent compared to the prior year, due to higher sales volumes related largely to acquisitions. This was partially offset by marginally lower realized average sales prices for nutrients. Sales volumes were up 11 percent in North America this quarter due to the late application season in the U.S. and the acquisitions made over the past year.

•	Total nutrient gross profit increased by 2 percent due to higher sales volumes which were partially offset by lower global benchmark prices during the quarter.

Crop protection products

•	Total crop protection product sales increased by 14 percent compared to the same period last year due to higher volumes sold as the later summer application season saw solid demand for herbicide and fungicide products. Total proprietary crop protection sales as a percentage of total crop protection sales increased 1 percentage point compared to the same period in 2016.

•	Gross profit was 8 percent higher than the prior period due to higher sales volumes of both brand name and proprietary products. Gross margin as a percentage of sales decreased by 1 percent due to a product shift related to decreased field activity as a result of the two major hurricanes, dry weather in parts of the Corn Belt which decreased demand for some higher margin products and a slightly more competitive market environment.

Seed

•	Total seed sales were similar to the third quarter in 2016, while total gross profit was marginally lower. Seed gross profit as a percentage of sales declined to 36 percent this quarter from 37 percent same quarter last year. The marginal decline was attributed to increased replanting discounts and crop loss credits related to regional weather challenges.

Merchandise

•	Merchandise sales increased 7 percent this period with strong demand in Australia. Gross profit as a percentage of sales declined 1 percent compared to the third quarter of 2016 due to differences in product mix.

Services and other

•	Sales for services and other increased by 28 percent this quarter compared to last year due to higher livestock shipments in Australia and the later application season in the U.S. for both nutrients and crop protection products.

Wholesale

	Three months ended September 30,
(millions of U.S. dollars, except where noted)	2017	2016 (a)	Change
Sales	443	445	(2)
Sales volumes (tonnes 000’s)	1,614	1,657	(43)
Cost of product sold	397	361	36
Gross profit	46	84	(38)
EBIT	33	63	(30)
EBITDA	77	107	(30)
Expenses	13	21	(8)

(a)	Certain amounts have been restated as a result of discontinued operations.

•	Wholesale gross profit and EBITDA this quarter was lower than the same period last year due mainly to several major planned maintenance turnarounds and lower realized nitrogen prices. The scheduled outages along with a couple of minor unplanned production losses caused by both internal and external factors, resulted in lower production volumes and increased cost of product sold this quarter. Lower realized nitrogen prices reflected sales weakness in nitrogen fertilizer benchmarks during the second quarter and corresponding forward sales activity in the third quarter. This was partly offset by higher realized potash prices.

Wholesale NPK product information

	Three months ended September 30,
	Nitrogen			Potash			Phosphate
	2017	2016	Change	2017	2016	Change	2017	2016 (a)	Change
Gross profit (U.S. dollar millions)	28	59	(31)	10	1	9	(4)	11	(15)
Sales volumes (tonnes 000’s)	668	739	(71)	462	496	(34)	140	143	(3)
Selling price ($/tonne)	270	291	(21)	216	178	38	436	418	18
Cost of product sold ($/tonne)	228	212	16	193	175	18	465	343	122
Gross margin ($/tonne)	42	79	(37)	23	3	20	(29)	75	(104)

(a)	Certain amounts have been restated as a result of discontinued operations.

Nitrogen

•	Nitrogen gross profit was down 53 percent compared to the same period last year due to lower production volumes and higher cost of product sold per tonne. This was driven primarily by planned outages across several major production facilities and a number of unplanned outages caused by both internal and external factors.

•	Total sales volumes were down 10 percent due to lower product availability during the quarter. Ammonia sales volumes were 35 percent lower during the quarter due to reduced saleable product availability because of the Borger urea plant ramp-up, a shift in industrial sales timing, production turnaround activity and a later start to fall applications. Urea and other nitrogen product sales were in line with the prior year.

•	Realized selling prices per tonne were 7 percent lower compared to the same period last year due to lower global benchmark nitrogen prices through the late spring and early summer and the timing of forward sales activity.

•	Cost of product sold per tonne increased 8 percent due to turnarounds and lower production volumes, which spread fixed costs across fewer tonnes. Realized natural gas costs were also slightly higher than the same period in 2016.

Natural gas prices: North American indices and North American Agrium prices

	Three months ended September 30,
(U.S. dollars per MMBtu)	2017	2016
Overall gas cost excluding realized derivative impact	1.74	2.05
Realized derivative impact	0.72	0.28
Overall gas cost	2.46	2.33
Average NYMEX	2.97	2.78
Average AECO	1.61	1.69

Potash

•	Potash gross profit was higher than the prior year, due to higher selling prices, partially offset by a higher cost of product sold and lower sales volumes.

•	Sales volumes were 7 percent lower in the current period. International volumes were 29 percent lower than the third quarter of 2016 due to the timing of sales to Canpotex, while North American volumes increased 27 percent.

•	Average realized selling prices increased by 21 percent over the past year, with realized North American prices up 13 percent and International selling prices increasing 16 percent.

•	Our cost of product sold per tonne was 10 percent higher than the same period last year due to a stronger Canadian dollar and a higher percentage of domestic sales volumes, which include freight and distribution in the cost of product sold. In addition to the scheduled turnaround during the quarter, some temporary mechanical issues with the hoist resulted in lower production than planned.

Phosphate

•	Phosphate gross profit was lower than the same period last year, due to the planned turnaround at the Redwater plant in the quarter and a stronger Canadian dollar, which caused higher cost of product sold. The 2016 costs also benefited from a favorable freight expense adjustment.

•	Realized selling prices were 4 percent higher than the prior period, however, this was more than offset by higher cost of product sold and 2 percent lower sales volumes this quarter.

•	Overall gross margin per tonne this quarter was negative, as the higher cost of product sold per tonne was only partially offset by higher realized selling prices.

Wholesale Other

Wholesale Other: gross profit breakdown

	Three months ended September 30,
(millions of U.S. dollars)	2017	2016	Change
Ammonium sulfate	9	9	—
ESN	2	6	(4)
Other	1	(2)	3

	12	13	(1)

•	Gross profit from Wholesale Other was lower than the same period last year driven by reduced production and sales of ESN at Carseland.

Expenses

•	Wholesale expenses were 38 percent lower in the third quarter compared to the prior year, primarily due to lower selling, general and administrative costs associated with cost saving initiatives, lower other expenses and an increase in earnings from equity investments.

Other

EBITDA for our Other non-operating business unit for the third quarter of 2017 was a net expense of $87-million, compared to a net expense of $74-million for the third quarter of 2016. The variance was primarily due to:

•	An increase of $9-million gross profit elimination as a result of a higher intersegment inventories held by Retail at the end of the third quarter.

•	An increase of $35-million in share-based payments expense primarily due to an increase in Agrium’s share price.

This was partially offset by:

•	A decrease of $18-million in litigation and related fees.

•	A decrease of $6-million in merger and related costs.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets for the nine months ended September 30, 2017 compared to December 31, 2016.

	September 30, 2017	December 31, 2016	$ Change	% Change	Explanation of the change in the balance
(millions of U.S. dollars, except where noted)
Current assets
Cash and cash equivalents	246	412	(166)	(40%)	See discussion under the section “Liquidity and Capital Resources”.
Accounts receivable	3,375	2,208	1,167	53%	Seasonal sales activity for Retail resulted in higher Retail trade and vendor rebates receivable.
Income taxes receivable	30	33	(3)	(9%)	—
Inventories	2,657	3,230	(573)	(18%)	Inventory drawdown due to increased seasonal sales activity.
Prepaid expenses and deposits	150	855	(705)	(82%)	Drawdown of prepaid inventory where Retail typically prepays for product at year end and takes possession of inventory throughout the year.
Other current assets	122	123	(1)	(1%)	—
Assets held for sale	126	—	126	100%	In September 2017, we reclassified certain assets of Conda phosphate operations as held for sale. See “Discontinued Operations” section for further details.
Current liabilities
Short-term debt	1,882	604	1,278	212%	Increased financing for working capital requirements.
Accounts payable	3,257	4,662	(1,405)	(30%)	Drawdown in customer prepayments during the spring application season and reductions in trade payables as the third quarter is typically a low point for product purchasing.
Income taxes payable	14	17	(3)	(18%)	—
Current portion of long-term debt	11	110	(99)	(90%)	Decrease relates to $100-million 7.7 percent senior notes repaid in 2017.
Current portion of other provisions	54	59	(5)	(8%)	—

Working capital	1,488	1,409	79	6%

LIQUIDITY AND CAPITAL RESOURCES

Agrium generally expects that it will be able to meet its working capital requirements, capital resource needs and shareholder returns through a variety of sources, including available cash on hand, cash provided by operations, short-term borrowings from the issuance of commercial paper, and borrowings from our credit facilities, as well as long-term debt and equity capacity from the capital markets.

As of September 30, 2017, we had sufficient current assets to meet our current liabilities.

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Nine months ended September 30,
(millions of U.S. dollars)	2017	2016 (a)	Change
Cash (used in) provided by operating activities	(265)	212	(477)
Cash used in investing activities	(683)	(857)	174
Cash provided by financing activities	799	526	273
Effect of exchange rate changes on cash and cash equivalents	(7)	(58)	51

Decrease in cash and cash equivalents from continuing operations	(156)	(177)	21

Cash and cash equivalents used in discontinued operations	(10)	(27)	17

(a)	Certain amounts have been restated as a result of discontinued operations.

Cash (used in) provided by operating activities

•    Lower cash provided by operating activities from net changes in non-cash working capital, primarily due to the timing of collections from customers as well as payments to our suppliers. This was partially offset by lower final tax payments and current tax payments made in comparison to the prior year.

Cash used in investing activities	• Lower cash used in investing activities due primarily to completion of our Borger expansion project and reduced business acquisition activity in our Retail business unit.

Cash provided by financing activities	• Higher cash provided by financing activities from increased commercial paper drawings to meet working capital needs partially offset by repayment of our senior notes in February 2017.

Capital Spending and Expenditures (b)

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2017	2016 (a)	2017	2016 (a)
Retail
Sustaining	23	13	107	88
Investing	19	10	61	29

	42	23	168	117
Acquisitions (b)	110	141	184	316

	152	164	352	433

Wholesale
Sustaining	96	51	167	186
Investing	15	67	107	222

	111	118	274	408

Other
Sustaining	1	1	3	3
Investing	7	1	13	3

	8	2	16	6

Total
Sustaining	120	65	277	277
Investing	41	78	181	254

	161	143	458	531
Acquisitions (b)	110	141	184	316

	271	284	642	847

(a)	Certain amounts have been restated as a result of discontinued operations.
(b)	This excludes capitalized borrowing costs and capital expenditures related to our discontinued operations.
(c)	This represents business acquisitions and includes acquired working capital; property, plant and equipment; intangibles; goodwill; and investments in associates and joint ventures.

•	Our total capital expenditures increased in the third quarter due to turnarounds and decreased in the first nine months of 2017 compared to the same period last year as we completed the construction of our Borger expansion project at the end of 2016. In 2017, pre-commissioning and commissioning costs were incurred related to this project.

•	We expect Agrium’s capital expenditures for the remainder of 2017 to approximate $175-million to $225-million. We anticipate that we will be able to finance the announced projects through a combination of cash provided from operating activities and existing credit facilities.

Short-term Debt

•	Our short-term debt of $1.9-billion at September 30, 2017 is outlined in note 5 of our Summarized Notes to the Condensed Consolidated Financial Statements.

•	Our short-term debt increased by $1.3-billion during the first nine months of 2017, which in turn contributed to a decrease in our unutilized short-term financing capacity to $1.6-billion at September 30, 2017.

Capital Management

•	Our revolving credit facilities require that we maintain specific interest coverage and debt-to-capital ratios, as well as other non-financial covenants as defined in our credit agreements. We were in compliance with all covenants at September 30, 2017. Our ability to comply with these covenants has not changed since December 31, 2016.

OUTSTANDING SHARE DATA

Agrium had 138,164,264 outstanding shares at November 3, 2017. At November 3, 2017, the number of shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately 1,380,868.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars, except per share amounts)	2017 Q3	2017 (a) Q2	2017 (a) Q1	2016 (a) Q4	2016 (a) Q3	2016 (a) Q2	2016 (a) Q1	2015 Q4
Sales	2,382	6,271	2,663	2,238	2,192	6,361	2,666	2,407
Gross profit	557	1,527	558	749	568	1,523	539	900
Net earnings (loss) from continuing operations	(69)	553	(9)	69	(38)	558	(5)	200
Net earnings (loss) from discontinued operations	(182)	5	(1)	(2)	(1)	7	8	—
Net earnings (loss)	(251)	558	(10)	67	(39)	565	3	200
Earnings (loss) per share from continuing operations attributable to equity holders of Agrium:
Basic	(0.52)	4.00	(0.07)	0.50	(0.28)	4.03	(0.04)	1.45
Diluted	(0.52)	4.00	(0.07)	0.50	(0.28)	4.03	(0.04)	1.45
Earnings (loss) per share from discontinued operations attributable to equity holders of Agrium:
Basic	(1.32)	0.03	(0.01)	(0.01)	(0.01)	0.05	0.06	—
Diluted	(1.32)	0.03	(0.01)	(0.01)	(0.01)	0.05	0.06	—
Earnings (loss) per share attributable to equity holders of Agrium:
Basic	(1.84)	4.03	(0.08)	0.49	(0.29)	4.08	0.02	1.45
Diluted	(1.84)	4.03	(0.08)	0.49	(0.29)	4.08	0.02	1.45
Dividends declared	122	121	120	121	120	122	121	121
Dividends declared per share	0.875	0.875	0.875	0.875	0.875	0.875	0.875	0.875

(a)	Certain amounts have been restated as a result of discontinued operations.

The agricultural products business is seasonal. Consequently, year-over-year comparisons are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections from accounts receivables generally occur after the application season is complete, and our customer prepayments are concentrated in December and January.

DISCONTINUED OPERATIONS

On September 7, 2017, Agrium and PotashCorp provided an update on the regulatory approval process related to the proposed merger indicating that they are working to resolve final issues in superphosphoric acid and nitric acid. A potential remedy to outstanding issues is the disposition of our Conda phosphate operations (CPO) and North Bend nitrogen facilities. A sale of assets of CPO and North Bend assets by September 2018 is considered highly probable as management has committed to a sale and has begun to actively market the assets. In November 2017, we entered into an agreement with a third party to dispose of our CPO and North Bend assets, subject to the approval of the Federal Trade Commission.

We have reclassified the results of operations of CPO as discontinued and recorded the assets held for sale at fair value less costs to sell, which resulted in a write-down of $295-million before taxes. We have restated our 2016 financial information to also reflect this change. For further information, refer to note 6 of our Consolidated Financial Statements.

NON-IFRS FINANCIAL MEASURES

Financial measures that are not specified, defined or determined under IFRS are non-IFRS measures unless they are presented in our Consolidated Financial Statements. The following table outlines our non-IFRS financial measure, its definition and why management uses the measure.

Non-IFRS financial measure	Definition	Why we use the measure and why it is useful to investors
EBITDA	Net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations	EBITDA is frequently used by investors and analysts for valuation purposes when multiplied by a factor to estimate the enterprise value of a company. EBITDA is also used in determining annual incentive compensation for certain management employees and in calculating certain of our debt covenants.

Consolidated and business unit EBITDA

	Three months ended September 30,
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated
2017
Net loss				(251)
Finance costs related to long-term debt				56
Other finance costs				24
Income taxes				(32)
Net loss from discontinued operations				182

EBIT	37	33	(91)	(21)
Depreciation and amortization	73	44	4	121

EBITDA	110	77	(87)	100

2016 (a)
Net loss				(39)
Finance costs related to long-term debt				51
Other finance costs				15
Income taxes				(13)
Net loss from discontinued operations				1

EBIT	30	63	(78)	15
Depreciation and amortization	71	44	4	119

EBITDA	101	107	(74)	134

	Nine months ended September 30,
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated
2017
Net earnings				297
Finance costs related to long-term debt				155
Other finance costs				71
Income taxes				193
Net loss from discontinued operations				178

EBIT	716	341	(163)	894
Depreciation and amortization	215	164	13	392

EBITDA	931	505	(150)	1,286

2016 (a)
Net earnings				529
Finance costs related to long-term debt				153
Other finance costs				53
Income taxes				205
Net earnings from discontinued operations				(14)

EBIT	683	350	(107)	926
Depreciation and amortization	206	146	10	362

EBITDA	889	496	(97)	1,288

(a)	Certain amounts have been restated as a result of discontinued operations.

CRITICAL ACCOUNTING ESTIMATES

We prepare our Condensed Consolidated Financial Statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. For further information on the Company’s critical accounting estimates, refer to the section “Critical Accounting Estimates” in our 2016 annual MD&A, which is contained in our 2016 Annual Report. Since the date of our 2016 annual MD&A, there have not been any material changes to our critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

The accounting policies applied in our Condensed Consolidated Financial Statements for the nine months ended September 30, 2017 are the same as those applied in our audited annual financial statements in our 2016 Annual Report. We are currently assessing the impact of IFRS 15 and 16 and preparing for implementation. We expect that our financial statements will include expanded disclosures about revenues from contracts with customers while IFRS 16 will have a material impact on our assets and liabilities and reclassifications within our statement of operations. Refer to note 6 of our Condensed Consolidated Financial Statements for details.

BUSINESS RISKS

The information presented in the “Enterprise Risk Management” section on pages 52 - 56 in our 2016 annual MD&A and under the heading “Risk Factors” on pages 23 - 38 in our Annual Information Form for the year ended December 31, 2016 has not changed materially since December 31, 2016. For risks associated with our proposed merger with PotashCorp, see “Part I – The Arrangement Risk Factors Related to the Arrangement” in the joint information circular of Agrium and PotashCorp dated October 3, 2016.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the three months ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our Company, including our 2016 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this document constitute “forward-looking information” and/or “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this news release other than those relating to historical information or current conditions are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: 2017 updated annual guidance, including expectations regarding our diluted earnings per share and Retail EBITDA; capital spending expectations for 2017; expectations regarding performance of our business segments in 2017; expectations regarding completion of previously announced expansion projects (including timing and volumes of production associated therewith) and acquisitions and divestitures; our market outlook for 2017, including nitrogen, potash and phosphate outlook and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; and the proposed merger with PotashCorp, including timing of completion thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Agrium, including with respect to prices, margins, product availability and supplier agreements; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2017 and in the future; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain our investment grade rating and achieve our performance targets; the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach; the receipt, on a timely basis, of regulatory approvals in respect of the proposed merger with PotashCorp and satisfaction of other closing conditions relating thereto. Also refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” in our 2016 annual MD&A and under the heading “Market Outlook” herein, with respect to further material assumptions associated with our forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our major products may vary from what we currently anticipate; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, regional natural gas supply restrictions, as well as counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at the Egyptian Misr Fertilizers Production Company S.A.E. nitrogen facility in Egypt; the risks that are inherent in the nature of the proposed merger with PotashCorp, including the failure to obtain required regulatory approvals and failure to satisfy all other closing conditions in accordance with the terms of the proposed merger with PotashCorp, in a timely manner or at all; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the U.S. including those disclosed under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2016 and under the headings “Enterprise Risk Management” and “Key Assumptions and Risks in respect of Forward-Looking Statements” in our 2016 annual MD&A. For risks associated with our proposed merger with PotashCorp, see “Part I – The Arrangement Risk Factors Related to the Arrangement” in the joint information circular of Agrium and PotashCorp dated October 3, 2016. Furthermore, the potential divestitures of the Conda phosphate operations and any potential financial gains or losses resulting from the completion of the sale may differ materially from those in the forward-looking statements.

The purpose of our expected diluted earnings per share and Retail EBITDA guidance range is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major global producer and distributor of agricultural products, services and solutions. Agrium produces nitrogen, potash and phosphate fertilizers, with a combined wholesale nutrient capacity of close to 11 million tonnes and with significant competitive advantages across our product lines. We supply key products and services directly to growers, including crop nutrients, crop protection, seed, as well as agronomic and application services, thereby helping growers to meet the ever growing global demand for food and fiber. Agrium retail-distribution has an unmatched network of approximately 1,500 facilities and over 3,300 crop consultants who provide advice and products to our grower customers to help them increase their yields and returns on hundreds of different crops. With a focus on sustainability, the company strives to improve the communities in which it operates through safety, education, environmental improvement and new technologies such as the development of precision agriculture and controlled release nutrient products. Agrium is focused on driving operational excellence across our businesses, pursuing value-enhancing growth opportunities and returning capital to shareholders. For more information visit: www.agrium.com

A WEBSITE SIMULCAST of the 2017 3rd Quarter Conference Call will be available in a listen-only mode beginning Wednesday, November 8, 2017 at 8:00 a.m. MT (10:00 a.m. ET). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

AGRIUM INC.

Condensed Consolidated Interim Statements of Operations

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, unless otherwise stated)	Notes	2017	2016 (a)	2017	2016 (a)
Sales		2,382	2,192	11,316	11,219
Cost of product sold		1,825	1,624	8,674	8,589

Gross profit		557	568	2,642	2,630
Expenses
Selling		470	446	1,495	1,433
General and administrative		56	60	176	176
Share-based payments		40	5	40	22
Earnings from associates and joint ventures		(4)	(3)	(32)	(31)
Other expenses	4	16	45	69	104

(Loss) earnings before finance costs and income taxes		(21)	15	894	926
Finance costs related to long-term debt		56	51	155	153
Other finance costs		24	15	71	53

(Loss) earnings before income taxes		(101)	(51)	668	720
Income taxes		(32)	(13)	193	205

Net (loss) earnings from continuing operations		(69)	(38)	475	515
Net (loss) earnings from discontinued operations	6	(182)	(1)	(178)	14

Net (loss) earnings		(251)	(39)	297	529

Attributable to
Equity holders of Agrium		(253)	(41)	293	525
Non-controlling interests		2	2	4	4

Net (loss) earnings		(251)	(39)	297	529

Earnings per share attributable to equity holders of Agrium
Basic (loss) earnings per share from continuing operations		(0.52)	(0.28)	3.41	3.70
Basic (loss) earnings per share from discontinued operations		(1.32)	(0.01)	(1.29)	0.10

Basic (loss) earnings per share		(1.84)	(0.29)	2.12	3.80

Diluted (loss) earnings per share from continuing operations		(0.52)	(0.28)	3.40	3.70
Diluted (loss) earnings per share from discontinued operations		(1.32)	(0.01)	(1.29)	0.10

Diluted (loss) earnings per share		(1.84)	(0.29)	2.11	3.80

Weighted average number of shares outstanding for basic and diluted (loss) earnings per share (millions of common shares)		138	138	138	138

(a)	Certain amounts have been restated as a result of discontinued operations. See note 6, Additional Information.

See accompanying notes.

Basis of preparation and statement of compliance

These condensed consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on November 7, 2017. We prepared these interim financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting. These interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2016 Annual Report, available at www.agrium.com.

The accounting policies applied in these interim financial statements are the same as those applied in our audited annual financial statements in our 2016 Annual Report.

AGRIUM INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	Notes	2017	2016	2017	2016
Net (loss) earnings		(251)	(39)	297	529
Other comprehensive income (loss)
Items that are or may be reclassified to earnings
Cash flow hedges	3
Effective portion of changes in fair value		(29)	(6)	(59)	(12)
Deferred income taxes		8	1	16	4
Associates and joint ventures
Share of comprehensive income (loss)		—	1	(51)	2
Deferred income taxes		—	—	10	—
Foreign currency translation
Gains		31	—	196	153
Reclassifications to earnings		—	—	6	—

		10	(4)	118	147

Items that will never be reclassified to earnings
Post-employment benefits
Actuarial losses		—	(1)	(3)	(25)
Deferred income taxes		—	—	1	7

		—	(1)	(2)	(18)

Other comprehensive income (loss)		10	(5)	116	129

Comprehensive (loss) income		(241)	(44)	413	658

Attributable to
Equity holders of Agrium		(243)	(46)	408	654
Non-controlling interests		2	2	5	4

Comprehensive (loss) income		(241)	(44)	413	658

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited)

		September 30,		December 31,
(millions of U.S. dollars)	Notes	2017	2016	2016
Assets
Current assets
Cash and cash equivalents		246	311	412
Accounts receivable		3,375	2,962	2,208
Income taxes receivable		30	52	33
Inventories		2,657	2,666	3,230
Prepaid expenses and deposits		150	133	855
Other current assets		122	132	123
Assets held for sale	6	126	—	—

		6,706	6,256	6,861
Property, plant and equipment		6,833	6,935	6,818
Intangibles		536	638	566
Goodwill		2,195	2,033	2,095
Investments in associates and joint ventures		516	624	541
Other assets		59	56	48
Deferred income tax assets		24	38	34

		16,869	16,580	16,963

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	5	1,882	1,740	604
Accounts payable		3,257	2,938	4,662
Income taxes payable		14	3	17
Current portion of long-term debt	5	11	110	110
Current portion of other provisions		54	67	59

		5,218	4,858	5,452
Long-term debt	5	4,399	4,400	4,398
Post-employment benefits		140	163	141
Other provisions		341	332	322
Other liabilities		67	64	68
Deferred income tax liabilities		455	434	408

		10,620	10,251	10,789

Shareholders’ equity
Share capital		1,773	1,764	1,766
Retained earnings		5,565	5,677	5,634
Accumulated other comprehensive loss		(1,095)	(1,118)	(1,231)

Equity holders of Agrium		6,243	6,323	6,169
Non-controlling interests		6	6	5

Total equity		6,249	6,329	6,174

		16,869	16,580	16,963

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	Notes	2017	2016 (a)	2017	2016 (a)
Operating
Net (loss) earnings from continuing operations		(69)	(38)	475	515
Adjustments for
Depreciation and amortization		121	119	392	362
Earnings from associates and joint ventures		(4)	(3)	(32)	(31)
Share-based payments		40	5	40	22
Unrealized (gain) loss on derivative financial instruments		(8)	14	(1)	36
Unrealized foreign exchange loss (gain)		31	21	31	(20)
Interest income		(17)	(20)	(43)	(49)
Finance costs		80	66	226	206
Income taxes		(32)	(13)	193	205
Other		11	(2)	4	(3)
Interest received		18	21	45	50
Interest paid		(93)	(83)	(240)	(223)
Income taxes received (paid)		41	(112)	(13)	(277)
Dividends from associates and joint ventures		2	46	11	48
Net changes in non-cash working capital		(435)	(232)	(1,353)	(629)

Cash (used in) provided by operating activities		(314)	(211)	(265)	212

Investing
Business acquisitions, net of cash acquired		(110)	(141)	(184)	(316)
Capital expenditures		(161)	(143)	(458)	(531)
Capitalized borrowing costs		—	(6)	(12)	(18)
Purchase of investments		(9)	(20)	(59)	(61)
Proceeds from sale of investments		15	14	64	78
Proceeds from sale of property, plant and equipment		7	4	28	14
Other		(3)	(10)	(11)	(18)
Net changes in non-cash working capital		—	3	(51)	(5)

Cash used in investing activities		(261)	(299)	(683)	(857)

Financing
Short-term debt	5	654	682	1,269	904
Repayment of long-term debt	5	(3)	(10)	(108)	(16)
Dividends paid		(121)	(121)	(362)	(362)

Cash provided by financing activities		530	551	799	526

Effect of exchange rate changes on cash and cash equivalents		(14)	(11)	(7)	(58)

(Decrease) increase in cash and cash equivalents from continuing operations		(59)	30	(156)	(177)
Cash and cash equivalents used in discontinued operations	6	(14)	(26)	(10)	(27)
Cash and cash equivalents – beginning of period		319	307	412	515

Cash and cash equivalents – end of period		246	311	246	311

(a)    Certain amounts have been restated as a result of discontinued operations. See note 6, Additional Information.

See accompanying notes.

AGRIUM INC.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(Unaudited)

				Other comprehensive income (loss)
(millions of U.S. dollars, except per share data)	Millions of common shares	Share capital	Retained earnings	Cash flow hedges	Comprehensive loss of associates and joint ventures	Foreign currency translation	Total	Equity holders of Agrium	Non- controlling interests	Total equity
December 31, 2015	138	1,757	5,533	(56)	(17)	(1,214)	(1,287)	6,003	4	6,007

Net earnings	—	—	525	—	—	—	—	525	4	529
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(18)	—	—	—	—	(18)	—	(18)
Other	—	—	—	(8)	2	153	147	147	—	147

Comprehensive income (loss), net of tax	—	—	507	(8)	2	153	147	654	4	658
Dividends ($2.625 per share)	—	—	(363)	—	—	—	—	(363)	—	(363)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	(2)	(2)
Share-based payment transactions	—	7	—	—	—	—	—	7	—	7
Reclassification of cash flow hedges, net of tax	—	—	—	22	—	—	22	22	—	22

September 30, 2016	138	1,764	5,677	(42)	(15)	(1,061)	(1,118)	6,323	6	6,329

December 31, 2016	138	1,766	5,634	(25)	(51)	(1,155)	(1,231)	6,169	5	6,174

Net earnings	—	—	293	—	—	—	—	293	4	297
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(2)	—	—	—	—	(2)	—	(2)
Other	—	—	—	(43)	(41)	201	117	117	1	118

Comprehensive income (loss), net of tax	—	—	291	(43)	(41)	201	117	408	5	413
Dividends ($2.625 per share)	—	—	(363)	—	—	—	—	(363)	—	(363)
Non-controlling interest transactions	—	—	3	—	—	(2)	(2)	1	(4)	(3)
Share-based payment transactions	—	7	—	—	—	—	—	7	—	7
Reclassification of cash flow hedges, net of tax	—	—	—	21	—	—	21	21	—	21

September 30, 2017	138	1,773	5,565	(47)	(92)	(956)	(1,095)	6,243	6	6,249

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1.	Corporate Management

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

We categorize our operating segments within the Retail and Wholesale business units as follows:

•	Retail: Distributes crop nutrients, crop protection products, seed and merchandise and provides financial and other services directly to growers through a network of farm centers in two geographical segments:

•	North America including the United States and Canada

•	International including Australia and South America

•	Wholesale: Produces, markets and distributes crop nutrients and industrial products as follows:

•	Nitrogen: Manufacturing in Alberta and Texas

•	Potash: Mining and processing in Saskatchewan

•	Phosphate: Production facilities in Alberta

•	Wholesale Other: Producing blended crop nutrients and Environmentally Smart Nitrogen® (ESN) polymer-coated nitrogen crop nutrients, and operating joint ventures and associates

Additional information on our operating segments is included in note 2.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

Discontinued operations and assets held for sale

During the quarter, we classified the results of our Conda phosphate operations (CPO) as assets held for sale as described in note 6. The operating results of CPO, previously included in our Phosphate operating segment, are presented in discontinued operations for the periods ended September 30, 2017, and have been restated for the comparative periods ended September 30, 2016. Amounts shown in our operating segments note represent results from continuing operations.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

2.	Operating Segments

Segment information by business unit	Three months ended September 30,
	2017				2016
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale (b)	Other (a)(b)	Total
Sales - external	2,059	323	—	2,382	1,849	343	—	2,192
- inter-segment	8	120	(128)	—	8	102	(110)	—

Total sales	2,067	443	(128)	2,382	1,857	445	(110)	2,192
Cost of product sold	1,549	397	(121)	1,825	1,375	361	(112)	1,624

Gross profit	518	46	(7)	557	482	84	2	568

Gross profit (%)	25	10		23	26	19		26

Expenses
Selling	468	6	(4)	470	443	7	(4)	446
General and administrative	21	6	29	56	26	7	27	60
Share-based payments	—	—	40	40	—	—	5	5
Loss (earnings) from associates and joint ventures	2	(6)	—	(4)	2	(5)	—	(3)
Other (income) expenses	(10)	7	19	16	(19)	12	52	45

Earnings (loss) before finance costs and income taxes	37	33	(91)	(21)	30	63	(78)	15
Finance costs	—	—	80	80	—	—	66	66

Earnings (loss) before income taxes	37	33	(171)	(101)	30	63	(144)	(51)
Depreciation and amortization	73	44	4	121	71	44	4	119
Finance costs	—	—	80	80	—	—	66	66

EBITDA (c)	110	77	(87)	100	101	107	(74)	134

(a)	Includes inter-segment eliminations
(b)	Certain amounts have been restated as a result of discontinued operations. See note 6, Additional Information.
(c)	EBITDA is net earnings (loss) before finance costs, income taxes, depreciation and amortization, and net earnings (loss) from discontinued operations.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information by business unit	Nine months ended September 30,
	2017				2016
	Retail	Wholesale	Other (a)	Total	Retail	Wholesale (b)	Other (a)(b)	Total
Sales - external	9,980	1,336	—	11,316	9,907	1,312	—	11,219
- inter-segment	34	489	(523)	—	31	522	(553)	—

Total sales	10,014	1,825	(523)	11,316	9,938	1,834	(553)	11,219
Cost of product sold	7,763	1,441	(530)	8,674	7,775	1,413	(599)	8,589

Gross profit	2,251	384	7	2,642	2,163	421	46	2,630

Gross profit (%)	22	21		23	22	23		23

Expenses
Selling	1,490	18	(13)	1,495	1,423	22	(12)	1,433
General and administrative	74	18	84	176	76	22	78	176
Share-based payments	—	—	40	40	—	—	22	22
(Earnings) loss from associates and joint ventures	(8)	(25)	1	(32)	(5)	(27)	1	(31)
Other (income) expenses	(21)	32	58	69	(14)	54	64	104

Earnings (loss) before finance costs and income taxes	716	341	(163)	894	683	350	(107)	926
Finance costs	—	—	226	226	—	—	206	206

Earnings (loss) before income taxes	716	341	(389)	668	683	350	(313)	720
Depreciation and amortization	215	164	13	392	206	146	10	362
Finance costs	—	—	226	226	—	—	206	206

EBITDA	931	505	(150)	1,286	889	496	(97)	1,288

(a)	Includes inter-segment eliminations
(b)	Certain amounts have been restated as a result of discontinued operations. See note 6, Additional Information.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Three months ended September 30,
	2017			2016
	North			North
	America	International	Retail	America	International	Retail
Sales - external	1,575	484	2,059	1,398	451	1,849
- inter-segment	8	—	8	8	—	8

Total sales	1,583	484	2,067	1,406	451	1,857
Cost of product sold	1,196	353	1,549	1,047	328	1,375

Gross profit	387	131	518	359	123	482
Expenses
Selling	383	85	468	358	85	443
General and administrative	14	7	21	19	7	26
Loss from associates and joint ventures	2	—	2	2	—	2
Other (income) expenses	(12)	2	(10)	(14)	(5)	(19)

Earnings (loss) before income taxes	—	37	37	(6)	36	30
Depreciation and amortization	70	3	73	65	6	71

EBITDA	70	40	110	59	42	101

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Retail	Nine months ended September 30,
	2017			2016
	North			North
	America	International	Retail	America	International	Retail
Sales - external	8,364	1,616	9,980	8,233	1,674	9,907
- inter-segment	34	—	34	31	—	31

Total sales	8,398	1,616	10,014	8,264	1,674	9,938
Cost of product sold	6,523	1,240	7,763	6,446	1,329	7,775

Gross profit	1,875	376	2,251	1,818	345	2,163
Expenses
Selling	1,233	257	1,490	1,179	244	1,423
General and administrative	53	21	74	54	22	76
Earnings from associates and joint ventures	(7)	(1)	(8)	(4)	(1)	(5)
Other (income) expenses	(8)	(13)	(21)	8	(22)	(14)

Earnings before income taxes	604	112	716	581	102	683
Depreciation and amortization	203	12	215	189	17	206

EBITDA	807	124	931	770	119	889

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Three months ended September 30,
	2017					2016
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (a)	Wholesale	Nitrogen	Potash	Phosphate (b)	Other (a)	Wholesale
Sales - external	140	79	25	79	323	173	73	31	66	343
- inter-segment	41	21	35	23	120	42	15	29	16	102

Total sales	181	100	60	102	443	215	88	60	82	445
Cost of product sold	153	90	64	90	397	156	87	49	69	361

Gross profit	28	10	(4)	12	46	59	1	11	13	84
Expenses
Selling	3	1	—	2	6	3	1	—	3	7
General and administrative	3	1	—	2	6	2	2	—	3	7
Earnings from associates and joint ventures	—	—	—	(6)	(6)	—	—	—	(5)	(5)
Other expenses (income)	3	3	—	1	7	8	4	2	(2)	12

Earnings (loss) before income taxes	19	5	(4)	13	33	46	(6)	9	14	63
Depreciation and amortization	17	21	3	3	44	16	22	4	2	44

EBITDA	36	26	(1)	16	77	62	16	13	16	107

(a)	Includes ammonium sulfate, ESN and other products
(b)	Certain amounts have been restated as a result of discontinued operations. See note 6, Additional Information.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Segment information – Wholesale	Nine months ended September 30,
	2017					2016
				Wholesale					Wholesale
	Nitrogen	Potash	Phosphate	Other (a)	Wholesale	Nitrogen	Potash	Phosphate (b)	Other (a)	Wholesale
Sales - external	599	285	96	356	1,336	642	206	108	356	1,312
- inter-segment	190	97	94	108	489	217	108	100	97	522

Total sales	789	382	190	464	1,825	859	314	208	453	1,834
Cost of product sold	571	293	179	398	1,441	557	283	189	384	1,413

Gross profit	218	89	11	66	384	302	31	19	69	421
Expenses
Selling	9	4	1	4	18	10	5	1	6	22
General and administrative	8	3	1	6	18	9	5	1	7	22
Earnings from associates and joint ventures	—	—	—	(25)	(25)	—	—	—	(27)	(27)
Other expenses (income)	18	10	4	—	32	30	24	2	(2)	54

Earnings (loss) before income taxes	183	72	5	81	341	253	(3)	15	85	350
Depreciation and amortization	59	82	12	11	164	52	73	11	10	146

EBITDA	242	154	17	92	505	305	70	26	95	496

(a)	Includes ammonium sulfate, ESN and other products
(b)	Certain amounts have been restated as a result of discontinued operations. See note 6, Additional Information.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Gross profit by product line	Three months ended September 30,						Nine months ended September 30,
	2017			2016			2017			2016
		Cost of			Cost of			Cost of			Cost of
		product	Gross		product	Gross		product	Gross		product	Gross
	Sales	sold	profit	Sales	sold	profit	Sales	sold	profit	Sales	sold	profit
Retail
Crop nutrients	528	408	120	502	384	118	3,231	2,551	680	3,531	2,846	685
Crop protection products	1,117	874	243	983	757	226	4,225	3,367	858	4,064	3,246	818
Seed	59	38	21	59	37	22	1,521	1,247	274	1,361	1,107	254
Merchandise	187	158	29	175	146	29	496	418	78	454	378	76
Services and other (a)	176	71	105	138	51	87	541	180	361	528	198	330

	2,067	1,549	518	1,857	1,375	482	10,014	7,763	2,251	9,938	7,775	2,163

Wholesale
Nitrogen	181	153	28	215	156	59	789	571	218	859	557	302
Potash	100	90	10	88	87	1	382	293	89	314	283	31
Phosphate (b)	60	64	(4)	60	49	11	190	179	11	208	189	19
Ammonium sulfate, ESN and other	102	90	12	82	69	13	464	398	66	453	384	69

	443	397	46	445	361	84	1,825	1,441	384	1,834	1,413	421

Other inter-segment eliminations (b)	(128)	(121)	(7)	(110)	(112)	2	(523)	(530)	7	(553)	(599)	46

Total	2,382	1,825	557	2,192	1,624	568	11,316	8,674	2,642	11,219	8,589	2,630

Wholesale share of joint ventures
Nitrogen	78	65	13	66	53	13	148	120	28	131	111	20

Total Wholesale including proportionate share in joint ventures	521	462	59	511	414	97	1,973	1,561	412	1,965	1,524	441

(a)	Includes financial services products
(b)	Certain amounts have been restated as a result of discontinued operations. See note 6, Additional Information.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Three months ended September 30,
	2017				2016
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	843	444	329	115	757	458	332	126
International	400	384	329	55	406	384	327	57

Total crop nutrients	1,243	425	329	96	1,163	432	331	101

Wholesale
Nitrogen
North America
Ammonia	134	364			207	378
Urea	355	256			359	269
Other	179	229			173	234

Total nitrogen	668	270	228	42	739	291	212	79

Potash
North America	251	253			198	223
International	211	171			298	148

Total potash	462	216	193	23	496	178	175	3

Phosphate (a)	140	436	465	(29)	143	418	343	75
Ammonium sulfate	85	251	144	107	71	242	120	122
ESN and other	259				208

Total Wholesale	1,614	274	246	28	1,657	268	217	51

Wholesale share of joint ventures
Nitrogen	277	283	234	49	231	286	231	55

Total Wholesale including proportionate share in joint ventures	1,891	276	245	31	1,888	271	220	51

(a)	Certain amounts have been restated as a result of discontinued operations. See note 6, Additional Information.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Selected volumes and per tonne information	Nine months ended September 30,
	2017				2016
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	6,582	417	321	96	6,410	459	360	99
International	1,400	347	311	36	1,561	378	345	33

Total crop nutrients	7,982	405	320	85	7,971	443	357	86

Wholesale
Nitrogen
North America
Ammonia	774	390			831	414
Urea	1,175	282			1,181	302
Other	672	230			636	250

Total nitrogen	2,621	301	218	83	2,648	325	211	114

Potash
North America	1,006	252			901	218
International	806	160			748	157

Total potash	1,812	211	162	49	1,649	191	172	19

Phosphate (a)	444	427	405	22	449	463	420	43
Ammonium sulfate	284	269	124	145	242	279	119	160
ESN and other	1,177				1,112

Total Wholesale	6,338	288	228	60	6,100	301	232	69

Wholesale share of joint ventures
Nitrogen	513	289	234	55	447	293	249	44

Total Wholesale including proportionate share in joint ventures	6,851	288	228	60	6,547	300	233	67

(a)	Certain amounts have been restated as a result of discontinued operations. See note 6, Additional Information.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

3.	Risk Management

Commodity price risk

Natural gas derivative financial instruments outstanding (notional amounts in millions of MMBtu)
	September 30,				December 31,
	2017				2016
			Average	Fair value			Average	Fair value
			contract	of assets			contract	of assets
	Notional	Maturities	price (a)	(liabilities)	Notional	Maturities	price (a)	(liabilities)
Designated as hedges
AECO swaps	55	2017 – 2019	2.48	(54)	48	2017 – 2018	2.90	(21)

				(54)				(21)

(a)	U.S. dollars per MMBtu

	Fair value of assets (liabilities)
Maturities of natural gas derivative contracts	2017	2018	2019
AECO swaps	(15)	(32)	(7)

Impact of change in fair value of natural gas derivative financial instruments	September 30,	December 31,
	2017	2016
A $10-million impact to other comprehensive income requires movement in gas prices per MMBtu	0.18	0.29

The underlying risk of the derivative contracts is identical to the hedged risk; accordingly we have established a ratio of 1:1 for all natural gas hedges. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of natural gas derivative contracts designated as hedges to other comprehensive income.

Currency risk

Foreign exchange derivative financial instruments outstanding (notional amounts in millions of U.S. dollars)
	September 30,				December 31,
	2017				2016
			Average	Fair value			Average	Fair value
			contract	of assets			contract	of assets
Sell/Buy	Notional	Maturities	price (a)	(liabilities)	Notional	Maturities	price (a)	(liabilities)
Forwards
USD/CAD	342	2017	1.25	—	—	—	—	—
CAD/USD	109	2017	1.23	1	180	2017	1.34	—
USD/AUD	20	2017	1.29	—	14	2017	1.32	(1)
AUD/USD	41	2017 – 2018	1.29	(1)	22	2017	1.34	1
CNY/AUD	42	2017 – 2018	6.72	—	23	2017	7.16	—
Options
USD/CAD – buy USD puts	58	2017	1.25	1	—	—	—	—
USD/CAD – sell USD calls	67	2017	1.31	—	—	—	—	—
CAD/USD – buy USD calls	16	2017	1.34	—	—	—	—	—
CAD/USD – sell USD puts	4	2017	1.17	—	—	—	—	—

				1				—

(a)	Foreign currency per U.S. dollar

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

	September 30,			December 31,
	2017			2016
	Fair value		Carrying	Fair value		Carrying
	Level 1	Level 2	value	Level 1	Level 2	value
Financial instruments measured at fair value on a recurring basis
Cash and cash equivalents	—	246	246	—	412	412
Accounts receivable – derivatives	—	3	3	—	2	2
Other current financial assets – marketable securities	18	102	120	22	99	121
Other non-current financial assets – derivatives	—	4	4	—	—	—
Accounts payable – derivatives	—	45	45	—	7	7
Other financial liabilities – derivatives	—	15	15	—	16	16
Financial instruments measured at amortized cost
Current portion of long-term debt
Debentures	—	—	—	—	101	100
Fixed and floating rate debt	—	11	11	—	10	10
Long-term debt
Debentures	—	4,874	4,375	—	4,600	4,373
Fixed and floating rate debt	—	24	24	—	25	25

There have been no transfers between Level 1 and Level 2 fair value measurements in the nine months ended September 30, 2017. We do not measure any of our financial instruments using Level 3 inputs.

4.	Expenses

	Three months ended		Nine months ended
Other expenses	September 30,		September 30,
	2017	2016 (a)	2017	2016 (a)
Loss on foreign exchange and related derivatives	7	2	11	10
Interest income	(17)	(20)	(43)	(49)
Environmental remediation and asset retirement obligations	2	4	1	9
Bad debt expense	8	3	37	32
Potash profit and capital tax	3	2	9	10
Merger and related costs	11	17	42	17
Other	2	37	12	75

	16	45	69	104

(a)	Certain amounts have been restated as a result of discontinued operations. See note 6, Additional Information.

5.	Debt

			September 30,	December 31,
	Maturity	Rate (%) (a)	2017	2016
Short-term debt
Commercial paper	2017	1.56	1,698	306
Credit facilities		7.53	184	298

			1,882	604

(a)	Weighted average rates at September 30, 2017

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

	Short-term debt	Long-term debt (a)
December 31, 2016	604	4,508
Cash flows reported as financing activities	1,269	(108)
Non-cash changes
Other adjustments	—	9
Foreign currency translation	9	1

September 30, 2017	1,882	4,410

(a)	Includes current portion

6.	Additional Information

Planned Merger with Potash Corporation of Saskatchewan Inc. (“PotashCorp”)

Agrium and PotashCorp entered into an agreement dated September 11, 2016 (the “Arrangement Agreement”), under which the companies will combine in a merger of equals into a newly incorporated parent entity, which will be named Nutrien, to be formed to manage and hold the combined businesses of both Agrium and PotashCorp. The Arrangement Agreement will be implemented by a proposed plan of arrangement (the “Arrangement”). Under the Arrangement, Agrium shareholders will receive 2.23 Nutrien shares for each Agrium share held, and PotashCorp shareholders will receive 0.40 of a Nutrien share for each PotashCorp share held. On November 3, 2016, shareholders of both Agrium and PotashCorp approved the Arrangement.

Subsequent to September 30, 2017, regulators in India and China approved the merger, subject to conditions including the divestment of certain of PotashCorp’s minority shareholdings in Arab Potash Company, Israel Chemicals Ltd., and Sociedad Quimica y Minera de Chile S.A., and Sinofert Holdings Limited within certain specified time periods over the 18 months following the merger.

Agrium and PotashCorp are working to resolve outstanding regulatory approvals in the U.S. and we anticipate the Arrangement will be completed by the end of the fourth quarter of 2017.

Additional information and the full text of the Arrangement Agreement and the Arrangement are included in Agrium and PotashCorp’s joint proxy circular filed on SEDAR on October 6, 2016.

Discontinued Operations and Assets Held for Sale

On September 7, 2017, Agrium and PotashCorp provided an update on the regulatory approval process related to the proposed merger indicating that they are working to resolve final issues in superphosphoric acid and nitric acid. A potential remedy to outstanding issues is the disposition of our CPO and North Bend nitrogen facilities. A sale of CPO and North Bend assets by September 2018 is considered highly probable as management has committed to a sale and has begun to actively market the assets. As a result, we have classified these assets as held for sale and have re-measured them to fair value less costs to sell (FVLCS). FVLCS was determined primarily based on expressions of interest received from potential third-party buyers, and was corroborated by discounted cash flows derived from our forecasts. Because we did not base the inputs of our fair value measurement on observable market transactions, we classified the fair value as a Level 3 measurement. In November 2017, we entered into an agreement with a third party to dispose of our CPO and North Bend assets, subject to the approval of the Federal Trade Commission.

As CPO comprises operations and cash flows that can be clearly distinguished operationally and for financial reporting purposes, its operating results and the impact of re-measurement to FVLCS is included in discontinued operations for the three and nine months ended September 30, 2017, and restated for the comparative periods ended September 30, 2016. Amounts shown exclude elimination of intercompany transactions.

The majority of the remaining value of assets held for sale is assigned to inventories.

AGRIUM INC.

Summarized Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2017

(millions of U.S. dollars, unless otherwise stated)

(Unaudited)

	Three months ended		Nine months ended
Condensed information of discontinued operations (a)	September 30,		September 30,
	2017	2016	2017	2016
Operating information
Discontinued operations of assets held for sale
Sales	77	73	219	215
Expenses	83	75	227	205

(Loss) earnings before income taxes	(6)	(2)	(8)	10
Income tax recovery	2	1	8	4

Loss before measurement of assets held for sale	(4)	(1)	—	14
Loss on measurement of assets held for sale	(295)	—	(295)	—
Income tax recovery on loss on measurement of assets held for sale	117	—	117	—

Net (loss) earnings from discontinued operations	(182)	(1)	(178)	14

Cash flow information
Operating activities	(4)	(22)	10	(7)

Investing activities	(10)	(4)	(20)	(20)

Cash used in discontinued operations	(14)	(26)	(10)	(27)

(a) There are no cumulative income or expenses included in other comprehensive income relating to CPO.

Business Acquisitions

During the quarter, our Retail business unit acquired 25 farm centers located in the U.S. for preliminary purchase consideration of $110-million, subject to working capital adjustments. We anticipate that the majority of the fair value of the acquired assets will be comprised of property, plant and equipment, and goodwill. Valuations of the acquired businesses are in progress and are not complete due to the timing of the closing dates.

Recent Accounting Pronouncements

Our cross-functional project team has been working since September of 2016 to assess the impact of IFRS 15 and 16 and prepare for implementation. The new standards will not have any cash impact and accordingly will not affect the economics of our underlying customer contracts or our leases. We expect to implement changes to our internal control over financial reporting on adoption of each standard, including new policies, training and ongoing contract review requirements.

•	IFRS 15 Revenue from Contracts with Customers – Beginning in 2017, we initiated the second phase of our planned review of our contracts with customers. This included reviewing our significant revenue portfolios in detail, determining and documenting changes to our business processes and internal controls, and validating our conclusions as to the impact to our consolidated financial statements. Similar to our assessment in 2016, we expect this standard will not have a material impact to our revenues as the majority of our contracts with customers are short-term in nature. We expect that our financial statements will include expanded disclosures about revenues from contracts with customers upon adoption of IFRS 15. We will adopt this standard effective January 1, 2018.

•	IFRS 16 Leases – We have reviewed our existing lease agreements and considered other agreements that could contain leases. We estimate that IFRS 16 will have a material impact on our assets and liabilities and will result in material reclassifications of interest and depreciation expenses within our statement of operations. We will adopt this standard effective January 1, 2019.